3025 Orchard Parkway San Jose, California 95134 USA +1 408.321.6000	www.xperi.com

July 16, 2018

Via EDGAR

Ms. Cecilia Blye

Chief

Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re: Xperi Corporation

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed February 23, 2018

File No. 001-37956

Dear Ms. Blye:

This letter responds to the letter dated May 31, 2018 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above listed filing by Xperi Corporation (references to the “Company” or “Xperi” include any or all of Xperi Corporation and its subsidiaries).

For your convenience, below we repeat the captions and comments contained in the Comment Letter in italics, and we set out our responses thereafter. Each comment is numbered to correspond to the numbers in the Comment Letter. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in the Form 10-K. All terms used but not defined herein have the meanings assigned to such terms in the Form 10-K.

General

1. On page 6, you identify Huawei, LG, Panasonic, Samsung, BMW, Honda, Hyundai and Toyota as customers who integrate your technology into their products. Each of these companies appears to sell and/or have sold its electronics or auto products in Syria and Sudan. Syria and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. sanctions and/or export controls. You do not provide disclosure about those countries in your Form 10-K. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and/or Sudan, including with their governments, whether through subsidiaries, distributors, resellers, or other direct or indirect arrangements.

Response: The Company confirms that, to its knowledge, it has no past, current or anticipated contacts with Sudan or Syria. It has no operations in, or other contacts with, Syria or Sudan and does not anticipate any future operations or contacts in these countries. In addition, the Company has, to its knowledge, not provided — directly or indirectly — any products, technology or services to Syria or Sudan and has had no agreements, arrangements, or other contacts with the governments of those countries or entities they control.

The Company’s business dealings with Huawei, LG, Panasonic, Samsung, BMW, Honda, Hyundai and Toyota, as with its other customers, consist of the licensing of technology, patents and/or other intellectual property pursuant to license agreements under which the customer pays royalties to the Company in exchange for the Company’s grant of the license. These agreements generally are not limited as to geographical scope. The Company understands that Huawei, LG, Panasonic, Samsung, BMW, Honda, Hyundai and Toyota are reputable, worldwide businesses, but has no knowledge, of any nexus between such customers’ use of the Company’s licensed technologies and Sudan or Syria. None of Huawei, LG, Panasonic, Samsung, BMW, Honda, Hyundai or Toyota have reported to the Company any information indicating the Company’s licensed technologies have been sold in Syria or Sudan.

In some cases, depending on the type of technology being licensed, the Company delivers know-how or software to its customers as part of the license agreement. The Company has not delivered any such know-how or software, or any other products, to persons, entities, or addresses within Sudan or Syria. Nor has the Company delivered any such items to persons or entities outside of Sudan or Syria with any knowledge, understanding, or intent that they will be further distributed within either of those countries.

As described above, Xperi has, to its knowledge, no contacts with Sudan or Syria, and therefore is not aware of any such contacts that could be considered to be material in quantitative or qualitative terms.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its Form 10-K,

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please feel free to contact me by telephone at (408) 321-6779, if you have any questions regarding this correspondence.

Sincerely,

/s/ Robert Andersen
Robert Andersen
Chief Financial Officer
Xperi Corporation

cc:	Paul Davis, General Counsel, Xperi Corporation

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